File No. 70-10081

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 2
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                       SAVANNAH ELECTRIC AND POWER COMPANY
                               600 East Bay Street
                             Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                             Nancy E. Frankenhauser
                               Corporate Secretary
                       Savannah Electric and Power Company
                               600 East Bay Street
                             Savannah, Georgia 31401

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:


        Gale E. Klappa                                 John D. McLanahan, Esq.
Executive Vice President, Chief                          Troutman Sanders LLP
Financial Officer and Treasurer                      600 Peachtree Street, N.E.
     The Southern Company                                    Suite 5200
  270 Peachtree Street, N.W.                         Atlanta, Georgia 30308-2216
    Atlanta, Georgia 30303



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                              INFORMATION REQUIRED

The Application pending in the foregoing file is amended and restated in its entirety as follows:


Item 1.      Description of Proposed Transactions.

             1.1 Savannah Electric and Power Company ("Savannah"), a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell from time to time, prior to April 1, 2006, short-term notes to lenders, commercial paper to or through dealers and/or issue non-negotiable promissory notes to public entities for their revenue anticipation notes in an aggregate principal amount at any one time outstanding of up to $120,000,000.

             1.2 Savannah proposes to effect borrowings from certain banks or other lending institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than one year after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than one year after the date of issue. Savannah proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid. The form of note applicable to this paragraph is filed herewith as Exhibit A-1.

             Borrowings will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the lenders prime rate or (i) LIBOR plus up to 3% or (ii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.

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             Compensation for the credit facilities may be provided by fees of up to 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.

             1.3 Savannah also may effect short-term borrowings hereunder in connection with the financing of certain pollution control facilities through the issuance by public entities of their revenue bond anticipation notes. Under an agreement with each such public entity, the entity would effectively loan to Savannah the proceeds of the sale of such revenue bond anticipation notes, having a maturity of not more than one year after date of issue, and Savannah may issue its non-negotiable promissory note therefor. Such note would provide for payments thereon to be made at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on, which shall not exceed the prime rate, such revenue bond anticipation notes, whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

             Savannah requests that the Commission reserve jurisdiction over the issuance by Savannah of its non-negotiable promissory notes pursuant to this
Item 1.3 pending completion of the record with respect thereto.

             1.4 Savannah also proposes that it will have authority to issue and sell commercial paper to or through dealers from time to time prior to April 1, 2006. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and Savannah's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000. The form of commercial paper note is filed herewith as Exhibit A-2.

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             The commercial paper will be sold by Savannah directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

             No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to Savannah or at an equivalent cost if sold on an interest-bearing basis.

             Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

             1.5 Pursuant to an order of the Commission, Savannah has authority to effect short-term borrowings prior to January 1, 2003 as set forth in Commission File No. 70-8799 (HCAR No. 35-26492, dated March 13, 1996). Pursuant to another order of the Commission, Savannah has authority to effect any such short-term borrowings through a Southern consolidated commercial paper program prior to June 30, 2004 as set forth in Commission File No. 70-9631 (HCAR No. 35-27273, dated November 8, 2000). According to such authorizations, any borrowings pursuant to each order must be aggregated and may not exceed the total amount authorized in File No. 70-8799. At August 14, 2002, borrowings in an aggregate principal amount of approximately $29,400,000 were outstanding pursuant to such authorizations. Savannah proposes that the authorization sought

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in this file would supersede and replace, with respect to Savannah, the authorization in File No. 70-8799 effective immediately upon the date of the Commission's order herein but would not otherwise affect the authorization in File No. 70-9631.

             1.6 The proceeds from the proposed borrowings will be used by Savannah for working capital purposes, including the financing in part of its construction program.

             None of the proceeds from any borrowing or from the sale of any of the notes authorized herein will be used by Savannah, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" or a "foreign utility company".

             1.7 Except as may be otherwise authorized by the Commission, any short-term borrowings of Savannah outstanding hereunder after March 31, 2006 will be retired from internal cash resources, the proceeds of equity financings or the proceeds of long-term debt.

             1.8 Savannah represents that it will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) at no less than thirty percent. Savannah will not publicly issue any of the securities for which authorization by the Commission is requested herein unless such securities are rated (to the extent that they are rated at the time of issuance) at the investment grade level as established by at least one "nationally recognized statistical rating organization", as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. Savannah requests that the Commission reserve jurisdiction over the issuance by Georgia of any such securities that are rated below investment grade.

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             1.9 With respect to the financing transactions authorized
hereunder, Savannah hereby requests authority to file certificates of notification under Rule 24 on a quarterly basis (within 45 days following the close of each calendar quarter).



Item 2.  Fees, Commissions and Expenses.

             The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) of this Application or Declaration are estimated not to exceed $10,000.


Item 3.  Applicable Statutory Provisions.

             3.1 Savannah considers that the issuance and sale of the short-term notes and commercial paper notes are subject to the provisions of Sections 6(a) and 7 of the Act to the extent not exempt therefrom pursuant to the first sentence of Section 6(b).

             3.2 The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

             3.3 Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

             Southern currently meets all of the conditions of Rule 53(a). At September 30, 2002, Southern's "aggregate investment," as defined in Rule

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53(a)(1), in EWGs and FUCOs was approximately $231.3 million, or 4.99% of
Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of September 30, 2002 ($4.640 billion).1
             In addition, Southern has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.


Item 4.      Regulatory Approval.

             No state or federal regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.

_________________________



1 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the Mini-Spin is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $372 million as of September 30, 2002.




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Item 5.      Procedure.
             ---------

             Savannah hereby requests that the Commission issue its order with respect to these transactions as soon as the rules allow and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Savannah hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.



Item 6.      Exhibits and Financial Statements.

             (a)  Exhibits.

             A-1 - Form of note (previously filed).

             A-2 - Form of commercial paper note (previously filed).

             F - Opinion of Troutman Sanders LLP, counsel for Savannah (previously filed).

             H     -     Form of Notice (previously filed).

             I - Projected Cash Flows for Savannah Electric and Power Company for the years 2003 through 2006. (Filed pursuant to request for confidential treatment/Rule 104.)

             Exhibits heretofore filed with the Commission designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

             (b)  Financial Statements.
             Balance Sheet of Savannah at September 30, 2002. (Designated in Savannah's Form 10-Q for the quarter ended September 30, 2002, File No. 1-5072.)


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             Statements of Income of Savannah for the period ended September 30,
2002. (Designated in Savannah's Form 10-Q for the quarter ended September 30, 2002, File No. 1-5072.)

             Since September 30, 2002, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Savannah from that set forth in or contemplated by the foregoing financial statements.


Item 7.      Information as to Environmental Effects.

             (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
             (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                   SIGNATURES

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  December 16, 2002             SAVANNAH ELECTRIC AND POWER COMPANY



                                      By /s/Wayne Boston
                                          Wayne Boston
                                      Assistant Secretary